Exhibit 99.1

JA Solar to Host Fourth Quarter and Full Year 2014 Results Conference Call on March 12, 2015

SHANGHAI, China, February 26, 2015 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will hold a conference call on Thursday, March 12, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s fourth quarter and full year 2014 results.

The Company will release its fourth quarter and full year 2014 results before the market opens that same day.

Dial-in details for the live conference call are as follows:

International:	+65-6723-9381

U.S.:	+1-866-519-4004

Hong Kong:	+852-3018-6771

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+ 61-2-8199-0299

United States:	+1-855-452-5696

Passcode:	71760156

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86-138-1079-1408

Email: gary.dvorchak@icrinc.com